File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended December 31, 2004

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

LOGITECH INTERNATIONAL S.A.

Form 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2004	March 31, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$245,967	$294,753
Accounts receivable	295,816	206,187
Inventories	186,003	135,561
Other current assets	46,229	45,304

Total current assets	774,015	681,805
Investments	16,715	16,172
Property, plant and equipment	47,674	37,308
Goodwill	134,807	108,615
Other intangible assets	17,504	12,543
Other assets	3,275	9,473

Total assets	$993,990	$865,916

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$10,283	$14,129
Accounts payable	189,063	143,016
Accrued liabilities	157,362	113,752

Total current liabilities	356,708	270,897
Long-term debt	155,485	137,008
Other liabilities	876	931

Total liabilities	513,069	408,836

Commitments and contingencies

Shareholders’ equity:
Registered shares, par value CHF 1 - 57,901,655 authorized, 17,890,465 conditionally authorized, 47,901,655 issued and outstanding at December 31, 2004 and March 31, 2004	33,370	33,370
Additional paid-in capital	123,790	132,797
Less registered shares in treasury, at cost, 3,968,923 at December 31, 2004 and 2,902,128 at March 31, 2004	(175,211)	(102,397)
Retained earnings	544,420	435,387
Accumulated other comprehensive loss	(45,448)	(42,077)

Total shareholders’ equity	480,921	457,080

Total liabilities and shareholders’ equity	$993,990	$865,916

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Net sales	$483,816	$409,557	$1,079,978	$921,342
Cost of goods sold	315,488	269,082	711,515	627,767

Gross profit	168,328	140,475	368,463	293,575
Operating expenses:
Marketing and selling	61,020	47,751	149,822	115,266
Research and development	19,160	15,582	53,342	44,718
General and administrative	14,547	11,800	40,575	32,977

Total operating expenses	94,727	75,133	243,739	192,961
Operating income	73,601	65,342	124,724	100,614
Interest income (expense), net	233	(316)	(282)	(1,669)
Other income, net	1,682	1,786	3,831	1,493

Income before income taxes	75,516	66,812	128,273	100,438
Provision for income taxes	11,327	12	19,240	6,737

Net income	$64,189	$66,800	$109,033	$93,701

Net income per share and ADS:
Basic	$1.46	$1.49	$2.46	$2.06
Diluted	$1.32	$1.35	$2.25	$1.91
Shares used to compute net income per share and ADS:
Basic	43,829	44,879	44,260	45,427
Diluted	49,176	49,764	49,518	50,176

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine months ended December 31,
	2004	2003
	(Unaudited)
Cash flows from operating activities:
Net income	$109,033	$93,701
Non-cash items included in net income:
Depreciation	18,858	20,356
Amortization of other intangible assets	4,635	3,945
Write-off of investments	—	516
Deferred income taxes and other	(372)	(13,245)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(77,269)	(80,800)
Inventories	(41,818)	(10,580)
Other assets	6,542	(1,420)
Accounts payable	40,025	46,135
Accrued liabilities	34,857	26,154

Net cash provided by operating activities	94,491	84,762

Cash flows from investing activities:
Purchases of property, plant and equipment	(27,522)	(17,720)
Acquisitions and investments, net of cash acquired	(30,353)	(15,507)

Net cash used in investing activities	(57,875)	(33,227)

Cash flows from financing activities:
Repayments of short-term debt	(4,073)	—
Repayments of long-term debt	(455)	(1,018)
Purchases of treasury shares	(118,688)	(53,388)
Proceeds from sale of shares upon exercise of options and rights	36,868	18,830

Net cash used in financing activities	(86,348)	(35,576)

Effect of exchange rate changes on cash and cash equivalents	946	85

Net increase (decrease) in cash and cash equivalents	(48,786)	16,044
Cash and cash equivalents at beginning of period	294,753	218,734

Cash and cash equivalents at end of period	$245,967	$234,778

Supplemental cash flow information:
Interest paid	$1,522	$1,460
Income taxes paid	$4,006	$2,430

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. The Company’s products include corded and cordless mice, trackballs, and keyboards; joysticks, gamepads and racing systems; Internet video cameras; PC speakers, headsets and microphones; 3D controllers; and with its acquisition of Intrigue Technologies in May 2004, advanced remote controls. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market. The Company’s corporate headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland, Hsinchu, Taiwan, and Hong Kong, China through local subsidiaries. The Company has its principal manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2 — Basis of Presentation:

The accompanying consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and therefore do not include all the information required for non-condensed financial statements. They should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2004 included in its Annual Report on Form 20-F. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows of the Company. Operating results for the three and nine month periods ended December 31, 2004 are not necessarily indicative of the results that may be expected for the year ending March 31, 2005.

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Note 3 — Net Income per Share and ADS:

Basic net income per share is computed by dividing net income by the weighted average outstanding registered shares. Diluted net income per share is computed using the weighted average outstanding registered shares and dilutive registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options computed using the treasury stock method, and upon the conversion of convertible debt computed using the if-converted method. For the three and nine months ended December 31, 2004 and 2003, the conversion of convertible debt was included in the registered share equivalents due to its dilutive effect.

The computations of basic and diluted net income per share amounts for the Company were as follows (in thousands except per share amounts):

	Three months ended December 31,		Nine months ended December 31,
	2004	2003	2004	2003
Net income — basic	$64,189	$66,800	$109,033	$93,701
Convertible debt interest expense, net of income taxes	724	628	2,136	1,891

Net income — diluted	$64,913	$67,428	$111,169	$95,592

Weighted average shares - basic	43,829	44,879	44,260	45,427
Effect of dilutive stock options	2,623	2,161	2,534	2,025
Effect of dilutive convertible debt	2,724	2,724	2,724	2,724

Weighted average shares - diluted	49,176	49,764	49,518	50,176

Net income per share and ADS — basic	$1.46	$1.49	$2.46	$2.06

Net income per share and ADS — diluted	$1.32	$1.35	$2.25	$1.91

Potentially dilutive share equivalents from outstanding stock options to purchase 1,249,544 and 2,360,780 for the three months ended December 31, 2004 and 2003; and 987,736 and 2,256,274 for the nine months ended December 31, 2004 and 2003, were excluded from the computation of diluted net income per share. The share equivalents were excluded because the exercise price of these options was greater than the average market price of the Company’s registered shares during these periods.

Note 4 — Acquisition of Intrigue:

In May 2004, the Company acquired Intrigue Technologies, a privately held provider of advanced remote controls, based in Mississauga, Canada. The acquisition is part of the Company’s strategy to pursue new opportunities in the living room environment, positioning Logitech at the convergence of consumer electronics and personal computing in the digital living room.

Under the terms of the purchase agreement, the Company acquired all the outstanding shares of Intrigue Technologies for $29 million in cash. An additional $1.6 million was incurred for transaction costs. The agreement provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of remote control revenue targets. The aggregate amount of performance payments, if any, will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008, and will be recorded as an adjustment to goodwill.

The acquisition has been accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their estimated fair values as determined by Company management based on information currently available. The Company obtained an independent appraisal to assist management in its determination of the fair values of the acquired identifiable intangible assets. The results of operations of the acquired company were included in Logitech’s consolidated statement of operations from the acquisition date forward. Pro forma results of operations are not presented, as the results of operations of Intrigue at the time of acquisition was not material to the Company’s consolidated financial statements.

The total purchase price was allocated to the fair values of assets acquired and liabilities assumed as follows (in thousands):

Tangible assets acquired	$3,410
Database	5,700
Technology	2,400
Trademark/tradename	900
Customer contracts	600
Goodwill	23,163

36,173
Liabilities assumed	(2,339)
Deferred tax liability	(1,734)
Transaction costs	(1,550)

Total consideration	$30,550

The net tangible liabilities assumed reflect their estimated fair values at the date of acquisition. The acquired database consists of various proprietary databases developed by Intrigue, including its device and infrared database, which support infrared-controlled devices made by manufacturers. The acquired technology relates to developed software used in Intrigue’s line of advanced remote controls. Trademark/tradename relates to the Harmony brand name which the remote controls are sold under and which Logitech has continued to use in its product portfolio. Customer contracts relate to certain existing relationships with distributors through established contracts.

The acquired intangible assets are amortized on a straight-line basis over their estimated useful lives. The database is being amortized over an estimated useful life of ten years and all other acquired intangible assets are being amortized over estimated useful lives of five years. Goodwill associated with the acquisition is not subject to amortization and is not expected to be deductible for income tax purposes.

Note 5 — Equity Investments:

In July 2003, the Company made a $15 million cash investment in the Anoto Group AB (“Anoto”) which represents approximately 10% of Anoto’s outstanding shares and is accounted for under the cost method. In connection with the investment, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish technology company from which Logitech licenses its digital pen technology. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology. For the three months ended December 31, 2004 and 2003, royalty and NRE expenses recognized pursuant to the agreement was not material. Royalty and NRE expenses recognized pursuant to the agreement amounted to $.5 million and $.4 million for the nine months ended December 31, 2004 and 2003.

In prior years and most recently in May 2004, the Company made cash investments in A4Vision, Inc. totaling $1.2 million, which represents approximately 4% of A4Vision’s outstanding shares. The Company accounts for the investment under the cost method. In connection with the investment, a Logitech executive was appointed to the A4Vision board of directors. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software. Royalty expense recognized pursuant to the agreement was not material during the three months ended December 31, 2004 and 2003. For the nine months ended December 31, 2004 and 2003, royalty expense recognized pursuant to the agreement amounted to $.1 million during both periods.

The Company uses the cost method of accounting for all other investments, all of which represent less than 20% ownership interests.

Note 6 — Balance Sheet Components:

The following provides a breakout of certain balance sheet components (in thousands):

	December 31, 2004	March 31, 2004
Accounts receivable:
Accounts receivable	$353,651	$249,175
Allowance for doubtful accounts	(8,019)	(6,068)
Allowance for customer programs and returns	(49,816)	(36,920)

	$295,816	$206,187

Inventories:
Raw materials	38,041	32,592
Work-in-process	577	554
Finished goods	147,385	102,415

	$186,003	$135,561

Other current assets:
Tax and VAT refund receivables	$10,122	$17,520
Deferred taxes	17,569	17,390
Prepaid expenses and other	18,538	10,394

	$46,229	$45,304

Property, plant and equipment:
Land	$2,028	$1,929
Plant and buildings	21,708	20,640
Equipment	82,909	72,431
Computer equipment and software	64,304	56,395
Construction-in-progress	8,649	2,716

	179,598	154,111
Less: accumulated depreciation	(131,924)	(116,803)

	$47,674	$37,308

Other assets:
Debt issuance costs	$792	$1,216
Deferred taxes	61	46
VAT refund receivable	—	4,900
Deposits and other	2,422	3,311

	$3,275	$9,473

Note 7 — Goodwill and Other Intangible Assets:

The Company’s acquired other intangible assets subject to amortization were as follows (in thousands):

	December 31, 2004			March 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$16,940	$(10,875)	$6,065	$15,985	$(9,208)	$6,777
Technology	25,423	(14,514)	10,909	17,323	(11,557)	5,766
Customer contracts	600	(70)	530	—	—	—

	$42,963	$(25,459)	$17,504	$33,308	$(20,765)	$12,543

Additions to intangible assets during the nine months ended December 31, 2004, primarily related to intangible assets arising from the Company’s acquisition of Intrigue Technologies in May 2004.

For the three months ended December 31, 2004 and 2003, amortization expense for other intangible assets was $1.7 million and $1.3 million. For the nine months ended December 31, 2004 and 2003, amortization expense for other intangible assets was $4.6 million and $3.9 million. The Company expects that amortization expense for the three-month period ending March 31, 2005 will be $1.6 million, and annual amortization expense for fiscal years ending 2006, 2007, 2008 and 2009 will be $4.8 million, $3.9 million, $2.5 million and $1.6 million; and $3.1 million in total thereafter.

In addition to the $23.2 million of goodwill from the acquisition of Intrigue Technologies, additions to goodwill during the nine months ended December 31, 2004 include foreign currency translation adjustments of $3.0 million. The Company has completed the integration of Intrigue’s remote control business into its existing operations, and discrete financial information for Intrigue is no longer maintained. Accordingly, the acquired goodwill will be evaluated for impairment at the total enterprise level. The Company performs its annual goodwill impairment test during its fiscal fourth quarter.

Note 8 — Long-Term Convertible Debt:

On June 8, 2001, Logitech sold CHF 170.0 million ($95.6 million based on exchange rates at date of issuance) aggregate principal amount of its 1% convertible bonds, which mature in June 2006. The Company registered the convertible bonds for resale with the Swiss Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%.

The bonds are convertible at any time into Logitech registered shares at the conversion price of CHF 62.4 ($55.09 based on exchange rates at December 31, 2004) per share. The Company may redeem the bonds on notice if the closing price of its registered shares is at least 150% of the conversion price on 20 consecutive trading days or if 95% of the bonds have been converted. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan. As of December 31, 2004, the carrying amount of the convertible bonds was CHF 176.0 million ($155.4 million) and the fair value based upon quoted market value was CHF 200.3 million ($176.9 million).

Note 9 — Comprehensive Income:

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income consists of net income and other comprehensive income, a component of shareholders’ equity.

Comprehensive income for the three and nine months ended December 31, 2004 and 2003, was as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2004	2003	2004	2003
Net income	$64,189	$66,800	$109,033	$93,701
Other comprehensive income (loss):
Cumulative translation adjustment	(414)	(1,894)	(1,957)	675
Deferred realized hedging losses	(1,025)	(701)	(1,415)	(1,023)

Comprehensive income	$62,750	$64,205	$105,661	$93,353

Note 10 — Shareholders’ Equity:

Share Repurchases

Pursuant to a buyback program announced in April 2004 authorizing the repurchase of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement), the Company repurchased 2,525,000 shares for approximately $118.7 million in open market transactions during the nine months ended December 31, 2004. The program expires at the date of the Company’s 2006 Annual General Meeting at the latest.

To provide the Company with greater flexibility in managing share buyback programs under Swiss law, at its Annual General Meeting in June 2004, shareholders approved a proposal authorizing the Company to repurchase more than 10% of its own shares, with the expectation that the repurchased shares that exceed the 10% ownership threshold will be cancelled, with shareholder approval, or used for other purposes.

Stock-Based Compensation

The Company currently measures compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, the Company recognizes compensation expense only when it grants options with a discounted exercise price. The Company applies the pro forma disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting.

If the Company had used SFAS 123 to account for stock plan compensation expense, net income and net income per share and ADS would have been as follows (in thousands except per share amounts):

	Three months ended December 31,		Nine months ended December 31,
	2004	2003	2004	2003
Net income:
As reported	$64,189	$66,800	$109,033	$93,701
Deduct: Total stock-based compensation expense using the fair value method, net of tax (1)	(4,862)	(5,579)	(13,902)	(16,143)

Pro forma net income	$59,327	$61,221	$95,131	$77,558

Basic net income per share and ADS:
As reported	$1.46	$1.49	$2.46	$2.06
Pro forma	$1.35	$1.36	$2.15	$1.71
Diluted net income per share and ADS:
As reported	$1.32	$1.35	$2.25	$1.91
Pro forma	$1.22	$1.24	$1.96	$1.58

(1)	As a result of the Company releasing a valuation allowance on specific deferred tax assets in November 2003, pro forma stock-based compensation expense for the three and nine months ended December 31, 2004 is reported net of a $1.5 million and a $4.3 million tax benefit on expenses attributable to stock option grants to U.S. employees. The three and nine months ended December 31, 2003 did not reflect a tax benefit because the related deferred tax asset was reserved in the valuation allowance for that period.

The fair value of the employee stock options granted and shares purchased under the Company’s purchase plans was estimated using the Black-Scholes valuation model applying the following assumptions and values:

	Three months ended December 31,				Nine months ended December 31,
	2004	2003	2004	2003	2004	2003	2004	2003
	Purchase Plans		Stock Option Plans		Purchase Plans		Stock Option Plans
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected life	6 months	6 months	3.5 years	3.3 years	6 months	6 months	3.5 years	3.4 years
Expected volatility	30%	51%	54%	65%	39%	55%	58%	65%
Risk-free interest rate	2.15%	1.05%	3.35%	2.63%	1.59%	1.05%	3.08%	2.63%
Weighted average fair value per grant	$10.89	$12.47	$21.29	$16.74	$11.77	$11.85	$20.14	$14.97

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The Company currently uses the Black-Sholes option-pricing model to value options for financial statement disclosure purposes. The use of a different model to value options may result in a different fair value than the use of the Black-Sholes option-pricing model. In addition, the adoption of SFAS 123R will require additional accounting related to the tax benefit on employee stock options and for stock issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the second quarter of fiscal year 2006. The Company is evaluating the requirements of SFAS 123R and expects its impact on the Company’s results of operations will not be materially different from the amount as calculated under FAS 123, depending on the plan and its terms, the valuation model used, and other factors.

Note 11 — Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into forward foreign exchange contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge is ineffective, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the three and nine months ended December 31, 2004 and 2003. The notional amount of foreign exchange contracts outstanding at December 31, 2004 and 2003 were $32.8 million and $36.0 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized losses totaled $.6 million at December 31, 2004 and are expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net losses reclassified to cost of goods sold during the three and nine months ended December 31, 2004 was $.4 million and $.3 million. Realized net losses reclassified to cost of goods sold during the three and nine months ended December 31, 2003 was $.4 million and $1.6 million.

The Company also enters into forward exchange contracts to hedge against foreign currency exposures inherent in forecasted sales denominated in non-functional currencies, also designated as cash flow hedges. The foreign exchange contracts are entered into on a monthly basis and generally mature between one to two months, corresponding with the expected payment terms on the Company’s sales. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged receivable is settled, at which time the gains or losses are reclassified to other income (expense). The notional amount of foreign exchange contracts outstanding at December 31, 2004 was $6.7 million and none at December 31, 2003. Deferred losses on the contracts recorded in accumulated other comprehensive loss were immaterial at December 31, 2004.

Note 12 — Commitments and Contingencies:

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly vary. At December 31, 2004, the amount of these outstanding guaranteed purchase obligations was approximately $4.5 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at December 31, 2004. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Certain of the Company’s products are subject to the European Union’s (“EU”) Waste Electrical and Electronic Equipment Directive (“WEEE”), which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of covered products. EU member states were to have enacted legislation to transpose the directive into law by August 2004. Producers are to be financially responsible under the WEEE legislation beginning in August 2005. The Company is currently evaluating the impact of compliance with the WEEE directive. However, as specific legal requirements have not been finalized by most member states, it is not possible for the Company to estimate the financial impact of complying with the directive.

In December 1996, the Company was advised of the intention to begin implementing a value-added tax (“VAT”) on goods manufactured in certain parts of China since July 1995, including where the Company’s operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights and intends to defend them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and result of operations.

Note 13 — Geographic Information:

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal interface products for personal computers and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets, unamortized intangibles, and investments are reported below based on the location of the asset.

Net sales (Retail and OEM) to unaffiliated customers by geographic region were as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2004	2003	2004	2003
Europe	$253,381	$206,805	$533,260	$422,831
North America	171,593	149,586	389,871	345,916
Asia Pacific	58,842	53,166	156,847	152,595

Total net sales	$483,816	$409,557	$1,079,978	$921,342

Long-lived assets by geographic region were as follows (in thousands):

	December 31, 2004	March 31, 2004
Europe	$55,913	$51,465
North America	141,156	112,722
Asia Pacific	22,906	19,924

Total long-lived assets	$219,975	$184,111

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This quarterly report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below in “Risk Factors,” and in “Quantitative and Qualitative Disclosure About Market Risk.”

Overview

Logitech is a leading global technology company and earns revenues and profits from the sale of personal interface products that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company offers a broad range of products including cordless and corded input and pointing devices such as mice, trackballs, and keyboards; interactive gaming devices for entertainment such as joysticks, gamepads, and racing systems; web cameras; speakers, headsets and microphones; 3D controllers and advanced remote controls. The Company sells its products through two primary channels, original equipment manufacturers (“OEMs”) and a network of retail distributors and resellers (“retail”).

The Company’s markets are extremely competitive and include many companies, some of which are well established with substantial market share and others that are less established competing at the lower price points. These markets are characterized by aggressive pricing practices, rapidly changing technology and evolving customer demands. Logitech has historically targeted peripherals for the PC platform, primarily supplying products to address the needs of desktop users. While the Company is focused on strengthening its market leadership in the PC market, it is also expanding into other platforms, including video game consoles, mobile phones and home entertainment systems. Further, the Company continues to see significant growth opportunities for its cordless and video products and is committing substantial investments in these markets. Logitech is committed to continued investments in product research and development, as well as investing in brand awareness across all geographies. Further, the Company is making sizable investments in its future growth, which include upgrading business applications and information technology systems, expansion of and improvements to supply chain operations, and the construction of an expanded manufacturing facility in China.

For the third quarter of fiscal year 2005, the Company continued to report growth in revenues and profits. Revenues for the quarter grew 18% to $483.8 million and operating income grew 13% to $73.6 million compared to the year ago quarter. Net income for the quarter was $64.2 million, compared to $66.8 million in the prior year quarter. The decrease was a result of the Company releasing $13.4 million of its tax valuation allowance on specific deferred tax assets in the prior year quarter. For the nine months ended December 31, 2004, revenues grew 17% to $1.1 billion and net income grew 16% to $109.0 million. The increases in revenue were driven by continued growth in the Company’s retail business, offset by lower OEM revenues. Increased retail revenues were driven by growth across all the Company’s core product categories, most significantly in the cordless and gaming categories. OEM business was hurt by a steep decline in sales of peripherals for gaming consoles. Despite increased spending for inventory and higher operating expenses, cash generated from operations during the nine months ended December 31, 2004 increased $9.7 million to $94.5 million compared to the same period last year.

Results of Operations

Three Months Ended December 31, 2004 Compared to Three Months Ended December 31, 2003

Net Sales

Net sales by channel and product family for the three months ended December 31, 2004 and 2003 were as follows (in thousands):

	Three months ended December 31,
	2004	2003	Change %
Net sales by channel:
Retail	$433,840	$333,997	30%
OEM	49,976	75,560	(34)%

Total net sales	$483,816	$409,557	18%

Net sales by product family:
Retail - Cordless	$158,625	$113,106	40%
Retail - Corded	91,000	82,573	10%
Retail - Video	57,309	53,600	7%
Retail - Audio	51,405	42,937	20%
Retail - Gaming	66,639	36,233	84%
Retail - Other	8,862	5,548	60%
OEM	49,976	75,560	(34)%

Total net sales	$483,816	$409,557	18%

Logitech’s cordless and corded product families include the Company’s mice, trackballs, keyboards and desktops. Video is comprised of PC webcams and dualcams; audio includes PC speakers and headset products; gaming includes console and PC peripherals; and other is primarily comprised of the Company’s digital pen, advanced remote control and 3D input device offerings.

The growth in net sales was driven by strong growth in the Company’s retail business, offset by lower OEM revenues. Retail growth was driven primarily by strong sales of cordless mice and desktops, web cameras and gaming peripherals, while weak OEM sales were largely a result of a steep decline in sales to Sony of the EyeToy™ camera and USB headsets for the Playstation®2. Approximately 55% of the Company’s sales were denominated in currencies other than the U.S. dollar in the December 2004 quarter. While the Euro was stronger compared to the same period last year, the benefit from the strengthening Euro in the current period was not as significant compared to the year ago quarter. Further, this benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Retail Cordless. Cordless mice sales drove the majority of the growth in the retail cordless category, with sales increasing 97% and unit shipments up 72% over the prior year quarter. The introduction of the laser cordless mouse in September 2004 made a significant contribution to this growth. Also, sales of the Company’s optical cordless mice for notebooks, including the newly introduced high-end V500, made a strong contribution. Additionally, strong demand for its media cordless mouse and its value cordless offerings helped to drive higher sales during the quarter. Cordless desktops sales increased by 14% and unit shipments increased 17%. Much of the growth in cordless desktop sales was driven by strong demand for the Company’s new LX desktop family and its latest cordless desktop for notebooks.

Retail Corded. The largest component of the retail corded category, corded mice, increased 16% and unit shipments were up 28% compared to the year ago period. The growth was led by strong sales of the Company’s high-end performance optical mouse. Also, sales of its value optical mouse offering and its notebook mouse contributed to the growth. Corded desktop sales were also higher compared to the year ago quarter. Sales of corded keyboards were lower by 6%, while unit shipments increased 32%. The increase in unit shipments despite a decrease in sales were a result of reduced pricing for corded keyboards and a shift in the product mix. The Company expects consumer adoption of cordless peripherals to continue to impact sales of its corded products in future quarters.

Retail Video. Retail video sales grew 7% and unit shipments increased 32% compared to the year ago quarter due to continued demand for the Company’s PC webcam offerings. Sales for dualcam products declined, however, as a result of the Company’s exit from this product category late in fiscal year 2004. The increase in webcam sales was largely due to continued strong demand for the Company’s entry-level offering, the Quickcam Communicate and for its high-end webcam, the Quickcam Orbit. As a result of price reductions of its webcam products and increased demand for entry-level offerings, unit shipments have increased at a higher rate than sales.

Retail Audio. Retail audio sales grew by 20% and unit shipments increased 15% compared to the third quarter of fiscal year 2004. PC speaker sales increased due to higher sales for the Company’s Logitech branded speaker line. The success of the Company’s mid-range category speakers, the X family series, was a significant driver of this growth. Higher PC headset sales also drove growth in the audio category and to a lesser extent, sales of the Company’s Bluetooth® mobile headsets also contributed.

Retail Gaming. Demand for retail gaming peripherals continued to show strength with sales up by 84% and unit shipments increasing 90%. Console gaming peripherals contributed most significantly to growth in this category with sales growing by 192% and unit shipments up 275%. The Company’s cordless controllers for the Playstation®2 and Xbox™ platforms were the main drivers for the growth in console gaming peripherals. Also, console steering wheel sales contributed with sales increasing 87% and unit volumes up 110%. In addition, sales of gaming peripherals for the PC increased 16% and unit volumes increased 19% driven by strong sales for both PC gamepads and steering wheels.

Retail Regional Performance. Regionally, retail sales in the Company’s North America region grew 35% compared to the year ago quarter. The increase was primarily due to sales of cordless and console gaming products. The increases were partially offset by lower sales of corded products and PC gaming peripherals. Retail sales in Europe grew 32%, benefiting in part from the strengthening Euro. While the Euro was stronger compared to the same period last year, the benefit from the strengthening Euro in the current period was not as significant as in the year ago quarter. Further, this benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in lowering or raising selling prices in a currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. While European sales growth occurred across all core product categories, the most significant increases came from sales of cordless mice, PC webcams and console gaming products. Retail sales in Asia Pacific increased by 4% compared to the prior year quarter. While sales in China have improved compared to last quarter, sales are lower year over year. By contrast, the retail market in Japan continued to show healthy growth, most significantly in cordless and console gaming products. Despite the decline in sales in China, the Company is committed to growing and expanding its presence in the region. To improve its distribution model, Logitech is in the process of securing new channel partners, as well as seeking to strengthen relationships with existing partners. Further, the Company is expanding its sales force in China and is making substantial investments in marketing and product initiatives.

OEM. OEM revenues represented 10% of the Company’s total sales in the quarter compared to 18% in the year ago quarter. The most significant driver of the decline in OEM business was the absence of sales in the current quarter to Sony of peripherals for the Playstation®2, which included the USB headsets and the EyeToy™ camera. While corded products continue to be the most significant component of OEM sales, demand for OEM cordless products has grown considerably. Compared to the prior year quarter, sales of cordless mice increased 108% and unit shipments were up 58%. In fiscal year 2004, the Company experienced a significant multi-quarter spike in sales for Playstation®2 peripherals to Sony. Due to the absence of sales to Sony for its OEM console peripherals in the current fiscal year, the Company expects year over year OEM sales for the remainder of fiscal year 2005 to decline, which is consistent with results for the first three quarters. The timing and size of the opportunities for the Company’s OEM gaming products are difficult to predict, as they are sensitive to trends in the gaming industry, including customer preferences and the popularity and nature of games that are introduced and with which our products may be bundled.

Gross Profit

Gross profit for the three months ended December 31, 2004 and 2003 was as follows (in thousands):

	Three months ended December 31,
	2004	2003	Change
Net sales	$483,816	$409,557	18%
Cost of goods sold	315,488	269,082	17%

Gross profit	$168,328	$140,475	20%

Gross margin	34.8%	34.3%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and impairment of inventories.

The increase in gross profit correlates with the increase in revenues during the third quarter compared to the same period last year. The increase in gross margin was primarily a result of a shift in the mix between retail and OEM sales. As a percentage of total sales, OEM revenues were significantly lower in the current quarter, representing 10% of total sales compared to 18% in the year ago quarter. The increase in gross margins was partially offset by incremental freight costs incurred to expedite delivery of retail products as a result of strong demand during the holiday season.

Operating Expenses

Operating expenses for the three months ended December 31, 2004 and 2003 were as follows (in thousands):

	Three months ended December 31,
	2004	2003	Change
Marketing and selling	$61,020	$47,751	28%
% of net sales	12.6%	11.7%
Research and development	19,160	15,582	23%
% of net sales	4.0%	3.8%
General and administrative	14,547	11,800	23%
% of net sales	3.0%	2.9%

Total operating expenses	$94,727	$75,133	26%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Higher marketing and selling expense in absolute dollars and as a percentage of sales compared to the year ago quarter reflects increased marketing initiatives to stimulate current and future revenue growth and to support higher retail sales levels. Correlating with the higher sales during the quarter, expenses incurred for commissions and marketing development initiatives with customers were higher than the same period last year. Personnel costs were also higher due to increased headcount for expanded territory coverage for certain key markets, including China, Eastern Europe and the retail mass channel in the United States. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects the Company’s commitment to continued investments in its growth strategy and product development efforts. Higher personnel costs primarily drove this increase. Specifically, investments in product development were focused on the Company’s cordless, headsets and advanced remote control product programs. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Swiss franc relative to the U.S. dollar, also contributed to the increase.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

The increase in general and administrative expense was driven by higher personnel expenses and investments in information systems and business process improvements to support the growth of Logitech’s business. Further, the impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, contributed to the increase.

Interest Income (Expense), Net

Interest income and expense for the three months ended December 31, 2004 and 2003 were as follows (in thousands):

	Three months ended December 31,
	2004	2003	Change
Interest income	$1,098	$528	108%
Interest expense	(865)	(844)	2%

Interest income (expense), net	$233	$(316)	(174)%

Interest income was higher this quarter due to higher invested cash balances and higher returns earned on invested amounts.

Other Income, Net

Other income and expense for the three months ended December 31, 2004 and 2003 were as follows (in thousands):

	Three months ended December 31,
	2004	2003	Change
Foreign currency exchange gains, net	$1,889	$1,859	2%
Other, net	(207)	(73)	184%

Other income, net	$1,682	$1,786	(6)%

Other income net, during the three months ended December 31, 2004 was primarily comprised of $1.9 million in favorable fluctuations in exchange rates. During the year ago quarter, other income, net was also primarily comprised of favorable fluctuations in exchange rates.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the three months ended December 31, 2004 and 2003 were as follows (dollars in thousands):

	Three months ended December 31,
	2004	2003
Provision for income taxes	$11,327	$12
Effective income tax rate	15%	0.02%

The provision for income taxes consists of income and withholding taxes. During the third quarter of last year, the Company released $13.4 million of its tax valuation on specific deferred tax assets, primarily as a result of achieving sustained profitability in certain tax jurisdictions. As a result of the release of its tax valuation allowance, the Company’s provision for income taxes during the year ago quarter was reduced from 20% to .02%. The reduction in the effective income tax rate from 20% to 15% in the current quarter was primarily due to changes in the Company’s geographic income mix subject to taxation.

Nine Months Ended December 31, 2004 Compared to Nine Months Ended December 31, 2003

Net Sales

Net sales by channel and product family for the nine months ended December 31, 2004 and 2003 were as follows (in thousands):

	Nine months ended December 31,
	2004	2003	Change %
Net sales by channel:
Retail	$942,235	$738,300	28%
OEM	137,743	183,042	(25)%

Total net sales	$1,079,978	$921,342	17%

Net sales by product family:
Retail - Cordless	$336,275	$241,554	39%
Retail - Corded	220,201	219,051	1%
Retail - Video	151,188	112,022	35%
Retail - Audio	106,011	90,668	17%
Retail - Gaming	107,823	60,669	78%
Retail - Other	20,737	14,336	45%
OEM	137,743	183,042	(25)%

Total net sales	$1,079,978	$921,342	17%

The growth in net sales during the nine months ended December 31, 2004 was driven by strong growth in the Company’s retail business, offset by lower OEM revenues. Contributing most significantly to this growth were sales of cordless mice and desktops, web cameras and gaming peripherals. The decline in OEM sales reflects the absence of sales to Sony of the EyeToy™ camera and the USB headsets for the Playstation®2. Approximately 53% of the Company’s sales were denominated in currencies other than the U.S. dollar during the nine months ended December 31, 2004. While the Euro was stronger compared to the same period last year, the benefit from the strengthening Euro in the current period was not as significant compared to the year ago period. Further, this benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Retail Cordless. Sales of cordless mice increased 82%, and sales of cordless desktops were up by 22% compared to the prior year period. Unit shipments of cordless mice and cordless desktops grew 74% and 27%. Cordless mice sales benefited from the strong demand for the Company’s laser cordless mouse and also from robust demand for its cordless optical mice for notebooks, including the newly introduced high-end V500. Additionally, strong demand for its media cordless mouse and its value cordless offerings helped to drive higher sales during the period. Cordless desktop sales were higher due to strong demand for the Company’s new LX desktop family. Also contributions from the Company’s value desktop offerings and its latest cordless desktop for notebooks further drove growth in the cordless desktop segment.

Retail Corded. The largest component of the corded product category, corded mice, was up 2% and unit shipments increased 1%. The growth in the category was led by strong sales of the Company’s high-end performance optical mouse. Corded desktop sales were also higher compared to the year ago period. The increases were offset by lower sales of corded keyboards, which decreased 10%, while unit shipments increased 6%. The increase in unit shipments despite a decrease in sales was a result of reduced pricing for corded keyboards and a shift in the product mix. The Company expects consumer adoption of cordless peripherals to continue to impact sales of its corded products in future quarters.

Retail Video. Retail video sales grew 35% and unit shipments increased 56% compared to the same period last year due to the increased popularity of PC webcams spawned by the growth of instant messaging and broadband connectivity. The Company recently announced that users of MSN had logged more than two billion video instant messaging sessions using Webcam for MSN Messenger, a feature that Logitech has provided since March 2003. The increase in PC webcams was attributed to strong sales for both the Company’s lower cost products and premium high-end products. The increase in video sales was partially offset by the absence of the Company’s dualcam products, a category it discontinued late in fiscal year 2004.

Retail Audio. Retail audio sales grew 17% and unit shipments increased 3% compared to the year ago period. The growth in this category was primarily a result of higher sales of PC speakers, driven by strong demand for the Company’s Logitech branded speaker line. In particular, the success of the X family series, mid-range speaker line made a major contribution to this growth. Also, the Company benefited from higher PC headset sales, and to a lesser extent, sales of its mobile headsets also made a contribution to the growth in this category.

Retail Gaming. Sales of retail gaming peripherals increased 78% compared to the prior year period. Gaming peripherals for both consoles and the PC continued to do well. Console gaming peripherals grew 146% and unit shipments increased 204% with the most significant growth coming from its gamepad products. Also, console steering wheel sales performed well and contributed to the increase compared to the prior year period. PC gaming peripherals increased 33% and unit shipments grew 39%. In particular, the growth was driven by higher sales for both PC gamepads and steering wheels.

Retail Regional Performance. Regionally, retail sales in the Company’s North America region grew 29% compared to the first nine months of fiscal year 2004. Strong demand for cordless, video and gaming products contributed to the increased sales, partially offset by reductions in sales of corded and audio products. Also, contributions from the remote control line also led to higher sales in the region. In Europe, retail sales continued to grow, increasing 36%. In part, the sales growth in the region benefited from the strengthening Euro. While the Euro was stronger compared to the same period last year, the benefit from the strengthening Euro in the current period was not as significant as in the year ago period. Further, this benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in lowering or raising selling prices in a currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. European sales growth occurred across all core product categories, with the most significant growth coming from sales of cordless mice, PC webcams, headsets and gaming products. The Asia Pacific region continued to struggle, with retail sales lower by 6%, primarily due to significantly lower sales in China, partially offset by higher sales in Japan. Demand for retail products in Japan continued to be strong with growth occurring across most categories. Despite suffering product sales in China, the Company is focused on expanding its presence in the region and is making substantial investments in promoting the Logitech brand in this region.

OEM. OEM sales declined 25% compared to the same period last year and represented 13% of total sales, compared to 20% of total sales in the year ago period. The absence of sales to Sony of peripherals for the Playstation®2, which included USB headsets and the EyeToy™ camera was the main reason for the lower OEM revenues. Corded mice sales continue to be the most significant component of OEM sales. However sales of OEM cordless mice have steadily grown. In fiscal year 2004, the Company experienced a significant multi-quarter spike in sales for Playstation®2 peripherals to Sony. Due to the absence of sales to Sony for its OEM console peripherals in the current fiscal year, the Company expects year over year OEM sales for the remainder of fiscal year 2005 to decline, which is consistent with results for the first three quarters. The timing and size of the opportunities for the Company’s OEM gaming products are difficult to predict, as they are sensitive to trends in the gaming industry, including customer preferences and the popularity and nature of games that are introduced and with which our products may be bundled.

Gross Profit

Gross profit for the nine months ended December 31, 2004 and 2003 was as follows (in thousands):

	Nine months ended December 30,
	2004	2003	Change
Net sales	$1,079,978	$921,342	17%
Cost of goods sold	711,515	627,767	13%

Gross profit	$368,463	$293,575	26%

Gross margin	34.1%	31.9%

The increase in gross profit correlates with the increase in revenues during the same period. The increase in gross margin primarily reflects a shift in the mix between retail and OEM sales, as well as improved retail gross margins. As a percentage of total sales, OEM revenues were significantly lower in the current year period, representing 13% of total sales compared to 20% in the year ago period. Year over year, retail gross margins improved overall. In particular, margins for the Company’s video products improved most significantly, as a result of the Company’s exit from the dualcam category. The increase in gross margins during the period was partially offset by incremental costs incurred in connection with the introduction and phase-in of a large number of retail products. The incremental costs included significant freight costs to expedite delivery of retail products as a result of strong demand during the holiday season.

Operating Expenses

Operating expenses for the nine months ended December 31, 2004 and 2003 were as follows (in thousands):

	Nine months ended December 30,
	2004	2003	Change
Marketing and selling	$149,822	$115,266	30%
% of net sales	13.9%	12.5%
Research and development	53,342	44,718	19%
% of net sales	4.9%	4.9%
General and administrative	40,575	32,977	23%
% of net sales	3.8%	3.6%

Total operating expenses	$243,739	$192,961	26%

Marketing and Selling

Higher marketing and selling expense in absolute dollars and as a percentage of sales compared to the year ago period reflects increased investments in marketing and sales for expanded territory coverage, to build brand awareness across all geographies and to support the higher retail sales levels. Also, correlating with the higher sales during the period, expenses incurred for commissions and marketing development initiatives with customers were significantly higher than the same period last year. Personnel costs were also higher primarily due to increased headcount. Overall, the Company spent more across all areas of marketing and selling to aggressively target key markets and to accelerate future growth. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

The increase in research and development expense primarily related to investments in the Company’s audio and cordless product programs. The most substantial increase was for personnel costs. The Company is committed to continued investments in research and product developments and is adding resources to improve its product lead times and to capitalize on growth opportunities in various product categories. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Swiss franc relative to the U.S. dollar, also contributed to the increase compared to the year ago period.

General and Administrative

General and administrative expense increased primarily as a result of higher personnel costs due to increased headcount to support the growth of Logitech’s business. Also, investments in information systems and business process improvements, and legal costs related to patent infringement claims inherited with its recent acquisition of Intrigue contributed to higher general and administrative spending. Further, the impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, contributed to the increase compared to the year ago period.

Interest Expense, Net

Interest income and expense for the nine months ended December 31, 2004 and 2003 were as follows (in thousands):

	Nine months ended December 30,
	2004	2003	Change
Interest income	$2,412	$1,677	44%
Interest expense	(2,694)	(3,346)	(19)%

Interest expense, net	$(282)	$(1,669)	(83)%

Interest expense was lower primarily due to the Company incurring a $.8 million financing charge last year in connection with the sale of a portion of a VAT receivable to a bank. Interest income increased over the prior year due to higher invested cash balances and higher returns earned on invested amounts contributed.

Other Income, Net

Other income and expense for the nine months ended December 31, 2004 and 2003 were as follows (in thousands):

	Nine months ended December 30,
	2004	2003	Change
Foreign currency exchange gains, net	$3,596	$2,425	48%
Write-off of investments	—	(515)	(100)%
Other, net	235	(417)	(156)%

Other income, net	$3,831	$1,493	157%

The increase in other income, net compared to the year ago period was primarily due to increased favorable fluctuations in exchange rates in the current period. Also, losses incurred totaling $1.0 million during the first quarter of last year for the write-down of an investment and the provision for a potentially non-recoverable insurance loss resulted in lower other income in the prior year.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the nine months ended December 31, 2004 and 2003 were as follows (dollars in thousands):

	Nine months ended December 30,
	2004	2003
Provision for income taxes	$19,240	$6,737
Effective income tax rate	15%	7%

The provision for income taxes consists of income and withholding taxes. During the third quarter of fiscal year 2004, the Company released $13.4 million of its tax valuation on specific deferred tax assets, primarily as a result of achieving sustained profitability in certain tax jurisdictions. As a result of the release of its tax valuation allowance, the Company’s provision for income taxes during the year ago period was reduced from 20% to 7%. The reduction in the effective income tax rate from 20% to 15% in the current year period was primarily due to changes in the Company’s geographic income mix subject to taxation.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At December 31, 2004, net working capital was $417.3 million, compared to $410.9 million at March 31, 2004. Cash and cash equivalents totaled $246.0 million, a decrease of $48.8 million from March 31, 2004. The decrease in cash was primarily due to cash used to repurchase shares under the Company’s share buyback program and cash paid for the acquisition of Intrigue Technologies, partially offset by cash flow generated from operations.

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash and cash equivalents on hand and borrowings, as needed, under its credit facilities.

The Company has credit lines with several European and Asian banks totaling $75.3 million as of December 31, 2004. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of December 31, 2004, $65.1 million was available under these facilities.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for December 31, 2004 and December 31, 2003 (dollars in thousands):

	December 31, 2004	December 31, 2003
Accounts receivable, net	$295,816	$273,326
Inventories	$186,003	$140,666
Working capital	$417,307	$387,337
Days sales in accounts receivable (DSO) (1)	55 days	60 days
Inventory turnover (ITO) (2)	6.8x	7.7x
Net cash provided by operating activities	$94,491	$84,762

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities provided cash of $94.5 million during the nine months ended December 31, 2004 compared to $84.8 million in the year ago period. The increase in cash flow generated from operations was a result of higher sales and better management of accounts receivables. Compared to the year ago period, collections were higher and DSO improved by five days. Also contributing to improved cash from operations were refunds for value-added taxes from the Chinese government related to certain calendar year 2003 claims.

The increase in cash flow from operations was partially offset by increased spending for inventory and operating expenses, which correlate with increases in the Company’s accounts payable and accrued liabilities. At December 31, 2004, inventory was $186.0 million, compared to $140.7 million at December 31, 2003. Also, inventory turns were lower compared to the year ago period. The increase in inventory this year was predominately in finished goods, as the Company enters its fiscal fourth quarter with a retail order backlog that is significantly higher than the prior year. Raw material inventory was also higher compared to the same period last year, largely a result of carrying buffer stock to manage potential shortages or interruptions in the supply of components. Also, operating cash flows was impacted by increased operating expenses, which included higher personnel costs, spending for marketing and product development initiatives and investments in infrastructure improvements. Further, the Company used cash to make royalty prepayments to Immersion Corporation, from which Logitech licenses technology used in its gaming peripherals.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during the nine months ended December 31, 2004 and 2003 (in thousands):

	Nine months ended December 31,
	2004	2003
Purchases of property, plant and equipment	$(27,522)	$(17,720)
Acquisitions and investments, net of cash acquired	(30,353)	(15,507)

Net cash used in investing activities	$(57,875)	$(33,227)

During the nine months ended December 31, 2004, the Company used cash of $27.5 million to acquire property and equipment, primarily for computer equipment, information systems upgrades, tooling and initial investments in the new factory in Suzhou, China. In connection with the acquisition of Intrigue Technologies in May 2004, the Company paid net cash of $29.8 million, acquiring all of Intrigue’s outstanding shares. Also, the Company made other equity investments of $.6 million, primarily for funding in A4Vision, Inc., a privately held company from which Logitech licenses face tracking software used in its PC webcams.

Cash used in investing activities in the prior year included $17.7 million for purchases of property and equipment, primarily for tooling and computer equipment. The Company also used $15.1 million to acquire an equity investment in Anoto Group AB, a publicly traded Swedish technology company from which Logitech licenses its digital pen technology.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during nine months ended December 31, 2004 and 2003 (in thousands except per share amounts):

	Nine months ended December 31,
	2004	2003
Repayments of short-term debt	$(4,073)	$—
Repayments of long-term debt	(455)	(1,018)
Purchases of treasury shares	(118,688)	(53,388)
Proceeds from sale of shares upon exercise of options and rights	36,868	18,830

Net cash used in financing activities	$(86,348)	$(35,576)

	Nine months ended December 31,
	2004	2003
Number of shares repurchased	2,525	1,684
Value of shares repurchased	$118,688	$53,388
Average price per share	$47.01	$31.70

Cash used in financing activities during the nine months ended December 31, 2004 included treasury stock repurchases of 2,525,000 shares, totaling $118.7 million pursuant to the Company’s buyback program announced in April 2004, authorizing the purchase of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). Debt repayments totaling $4.5 million were primarily related to the Company’s Swiss mortgage loan that matured in April 2004. Proceeds totaling $36.9 million were realized from the sale of shares pursuant to the Company’s stock plans during the first nine months of fiscal year 2005.

During the nine months ended December 31, 2003, the Company used cash to repurchase 1,684,000 shares under a previous buyback program for $53.4 million and repaid $1.0 million of long-term debt obligations. The Company realized proceeds of $18.8 million during the same period from the sale of shares pursuant to the Company’s stock plans.

Cash Outlook

The Company’s working capital requirements and capital expenditures could increase to support future expansion of Logitech operations. Future acquisitions or expansion of the Company’s operations may be significant and may require the use of cash. The Company is currently constructing a new factory in Suzhou, China to provide for additional production capacity to meet future demand. Currently, the Company expects its capital investment in the new factory will total approximately $20 million. The new site is targeted for completion in the summer of 2005.

In April 2004, the Company announced a new buyback program of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). The program expires at the Company’s 2006 Annual General Meeting. At December 31, 2004, the Company had repurchased shares totaling CHF 148.6 million (approximately $118.7 million) under this program.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. During the first half of fiscal year 2005, Logitech paid net cash of $29.8 million for the outstanding shares of Intrigue Technologies. The purchase agreement also provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of remote control revenue targets. The aggregate amount of performance payments, if any, will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008, and will be recorded as an adjustment to goodwill.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments at December 31, 2004 included: (i) borrowings outstanding on its convertible bonds, (ii) amounts drawn on its credit lines, (iii) equipment financed under capital leases, (iv) facilities leased under operating lease commitments and (v) fixed purchase commitments for capital and inventory expenditures.

The Company expects to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. Commitments for capital expenditures are primarily for computer hardware and software, warehouse facilities and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. As of December 31, 2004, fixed purchase commitments for capital and inventory expenditures amounted to $15.6 million and $101.4 million.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly varies. At December 31, 2004, the amount of these outstanding guaranteed purchase obligations was approximately $4.5 million. Logitech does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property rights and safety defects, subject to certain restrictions. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions as of December 31, 2004. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Risk Factors

Our operating results are difficult to predict and fluctuations in them may cause volatility in the price of our ADSs and registered shares.

Given the nature of the markets in which we compete, our revenues and profitability are difficult to predict for many reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting revenues and profitability for the quarter.

•	We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•	Our revenues and profitability depend in part on the mix of our retail and original equipment manufacturers, or OEM, sales as well as our product mix. Our prices and gross margins are generally lower for sales to OEM customers compared to sales to our retail customers. Our prices and gross margins can vary significantly by product line as well as within product lines.

•	Fluctuations in currency exchange rates impact our revenues and profitability because we report our financial statements in U.S. dollars whereas a significant portion of our sales to customers are transacted in other currencies, particularly the Euro. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our ADSs and registered shares. For example, in the first quarter of fiscal year 2004, our operating results did not meet our targets, which had a significant adverse effect on the trading price of our ADSs and registered shares.

Production levels that do not match demand for our products could result in lost sales or lower gross margins.

Our industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine production levels based on our forecasts of demand for our products. Actual demand for our products depends on many factors, which make it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect differences to arise in the future. The following problems could occur as a result of these differences:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess manufacturing capacity. Excess inventory could negatively impact our cash flows and could result in inventory impairments. Excess manufacturing capacity could result in higher production costs per unit and lower margins.

•	If demand for our products exceeds our forecasts, we would have to rapidly ramp up production. We depend on suppliers and manufacturers to provide components and subassemblies. As a result, we may not be able to increase our production levels to meet unexpected demand and could lose sales in the short-term while we try to increase production. For example, in the third quarter of fiscal year 2005 we were not able to fully meet greater than expected demand for certain of our retail products due to component shortages. If customers turn to competitive sources of supply to meet their needs, our revenues could be adversely affected.

•	Rapidly increasing our production levels to meet unanticipated customer demand could result in higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

If we do not timely introduce successful products our business and operating results could suffer.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. If technologies or standards adopted in our products fail to gain widespread commercial acceptance, demand for such products could decline and our business could be adversely affected.

We are focusing in particular on market opportunities for cordless peripherals and PC webcams. We anticipate cordless peripherals becoming a standard for consumers in the future. Enabled by the growth of instant messaging and broadband connectivity, we foresee webcams becoming part of mainstream personal computing. We are committing investments in technology, products and marketing in these key market segments. We cannot determine in advance market acceptance for these products and the impact these investments will have on our sales or results of operations. There can be no assurance that these opportunities will materialize or that we will be successful in executing our strategy in these key market segments.

The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	timely develop innovative new products and enhancements;

•	distinguish our products from those of our competitors;

•	manufacture and deliver high-quality products in sufficient volumes; and

•	price our products competitively.

If we do not execute on these factors successfully, our business, financial condition and operating results could suffer.

Our OEM business could be adversely affected by consumer trends toward notebook computers.

Our OEM mice are sold with name-brand desktop PCs. Consequently our OEM business is highly dependent on market trends for desktop PCs. In recent periods, a shift by consumers towards notebook products has resulted in slower growth for desktop PCs. Our OEM revenues accounted for 13% and 20% of total revenues during the nine months ended December 31, 2004 and 2003. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and types of products we sell and we will endeavor to further expand our product portfolio. This expansion places a significant strain on our management, operations and engineering resources. Specifically, the areas that are strained most by our growth include the following:

•	New Product Launch. Coordinating our product development, manufacturing, and distribution is increasingly complex. As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate supply to meet anticipated customer demand and effective marketing to stimulate demand and market acceptance. If we are unable to continue to scale and improve our product launch coordination, we could incur incremental costs to expedite delivery, frustrate our customers and lose retail shelf space and product sales.

•	Forecasting, Planning and Supply Chain Logistics. Forecasting customer demand and planning for production, and transportation and logistics management is also increasingly complex. If we are unable to continue to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory.

To manage the growth of our operations, we will need to continue to improve our transaction processing; operational and financial systems; and procedures and controls to effectively manage the increased complexity. If we are unable to scale and improve them, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales and increased inventory. These difficulties could harm or limit our ability to expand.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, and continual performance enhancements and new features, as well as rapid adoption of technological and product advancements by competitors in our retail market. Also, aggressive industry pricing practices and downward pressure on margins have resulted in increased price competition from both our primary competitors as well as from less established brands.

We expect to continue to experience increased competitive pressures in our retail business particularly in the terms and conditions that our competitors offer to our customers, which may be more favorable than our terms. Future market conditions, product transitions, and initiatives by our competitors may require us to take actions to increase our customer incentive programs and could impact our revenues and operating margins.

Corded and Cordless. Microsoft is our main competitor in retail cordless and corded mice and keyboards. Microsoft’s offerings include a complete line of mice, trackballs, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We continue to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Microsoft, which will continue to impact our revenues and margins. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower price segments which could potentially impact our market share.

Microsoft is a leading producer of operating systems and applications with which our mice and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its mice and keyboards to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Video. Our main competitor in the U.S. for personal computer video cameras is Creative Labs, offering a complete line of PC video cameras. In Europe, our main competitors are Creative Labs and Philips. We continue to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Creative Labs, which will continue to impact our revenues and margins. We are also experiencing ongoing competition from less-established brands in PC video cameras that are seeking shelf space and increased market share through price competition.

Gaming. Competitors for our interactive entertainment products include Guillemot, Mad Catz, Pelican Accessories and Saitek Industries. Our cordless controllers for PlayStation®2 also compete against corded controllers offered by Sony. Sony has substantially greater financial, technical, sales, marketing and other resources than we do. In addition, our cordless controllers for Microsoft Xbox™ are competing against Microsoft’s sales of their corded controllers. Logitech’s competitive advantage relative to offerings by Sony or Microsoft is that our controllers are cordless, whereas neither of the companies currently have an equivalent cordless offering on the market.

Audio. Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the PC and console headset, telephony and microphone business, competitors include Altec Lansing and Plantronics. In addition, with our entry into the mobile phone headset business, we are competing against mobile phone and accessory companies such as Jabra Corporation (a company of the GN Netcom Group), Motorola, Nokia, Plantronics and Sony-Ericsson, some of whom have substantially greater resources than we have and each of whom have established market positions in this business. These markets are intensely competitive and market leadership changes as a result of new products, designs and pricing.

Advanced Remote Controls. With our acquisition of Intrigue Technologies in May 2004, we have expanded our product portfolio to include a new line of personal interface devices for home entertainment systems. The market for advanced remote controls is highly competitive with many companies offering universal remote controls at similar price points to our Harmony remote offering. These companies include among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition, our business could be harmed. If we do not otherwise compete effectively, demand for our products will decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

Our increased investment in product development, sales and marketing, and infrastructure may not produce expected returns.

In recent periods, we have significantly increased our expenditures for product development, sales and marketing; and have committed sizable investments to upgrade our business applications and information technology systems. The increases in part are a result of our higher retail sales volume, however they are also part of our strategic decision to invest in the Company’s future growth. The investments we have committed may not produce expected returns. In addition, we may have to further increase our investments to respond to actions by our competitors, to further or better support the growth of our business, or for other reasons, all of which could adversely affect our financial condition and operating results.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers.

We sell our products through a network of domestic and international distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers. The distribution, retail and OEM industries have historically been characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels.

The loss of one or more of our distributors, major retailers or OEM customers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high-volume customers, we maintain individually significant receivable balances with these customers. We generally do not require any collateral from our customers. However, we seek to control our credit risk through ongoing credit evaluations of our customers’ financial condition and by purchasing credit insurance on certain U.S. and European retail accounts receivable balances. If any of our major customers were to default in the payment of their receivables owed to us, our business, financial condition, operating results and cash flows could be adversely affected.

Our principal manufacturing operations are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations are located in Suzhou, China. Further, we are currently expanding our Suzhou manufacturing operations with the construction of a new factory that is targeted for completion in the summer of 2005. These operations could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. Since last year, China has been under international pressure to revalue its currency, which certain of its trading partners assert is undervalued. Speculation that the Chinese government will concede to international pressure and revalue its currency in the near future has persisted this year. Should the Chinese government allow a significant RMB appreciation, our component and other raw material costs could increase and could adversely affect our financial results and cash flows.

We depend on original design manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and logistics management, the potential lack of adequate capacity and discontinuance of the contractors’ assembly processes. Financial instability of our manufacturers or contractors could result in our having to find new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Consequently, we may experience delays in the timeliness, quality and adequacy in product deliveries, any of which could harm our business and operating results.

We purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time, we have experienced component shortages. In recent periods, we experienced increased lead times on semiconductors and base metals used in our products. While we are trying to manage our component levels through the purchase of buffer stock, there is no guarantee that we will be able to maintain the inventory levels sufficient to meet our product demand. Currently, the shortages have not significantly impacted our product cost. In addition, we may be at risk for these components if our customers reject or cancel orders unexpectedly or with inadequate notice. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could harm our business, financial condition and operating results.

At various times, we have experienced fluctuations in component prices due to supply, demand and price trends of certain markets. In particular, prices for petroleum-based materials have increased in recent periods. We have generally been able to minimize the impact of such price increases by managing inventory levels, increasing production efficiencies and negotiating competitive prices with our suppliers. While we will continue to implement such actions, price fluctuations could have an impact on the cost of our products during a particular period and could impact our gross margins.

We purchase some products and some key components used in our products from single or limited sources. In particular, a significant portion of our cordless keyboards is single-sourced and the sensor in our optical mice is provided by a single supplier. If the supply of these products or key components were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers and transport our products.

From time to time, we change third-party logistics providers such as warehouse managers and freight forwarders. We have completed the transition to a new third-party distribution center in Europe (Venray, Netherlands) and continue to ramp up a second third-party distribution center located in Eastern Europe (Hungary). If we do not successfully establish our Eastern European distribution center and if we do not otherwise successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China where our products are manufactured has not kept pace with the rapid expansion of its economy, resulting in capacity constraints in the transportation of goods. If we are unable to timely secure cost-effective freight resources, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins and we could experience delays in bringing our products to market and lose product sales or accumulate excess inventory.

We are currently expanding our Suzhou manufacturing operations with the construction of a new factory to provide for additional manufacturing capacity to meet future demand. We expect construction of the new site to be completed and operations to commence in the summer of 2005. If construction and transition of manufacturing to the new factory were to be significantly delayed, we may not have sufficient manufacturing capacity to meet customer demand, and as a result could lose sales.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill all our orders from our customers in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition;

•	changes in value-added tax or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States and European patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

We are also increasing our reliance on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, financial condition and operating results. Moreover, the use of intellectual property licensed from third parties may limit our ability to protect the proprietary rights in our products.

Pending lawsuits could adversely impact us.

We are currently involved in pending lawsuits and claims involving patent infringement claims by third parties and commercial matters that arise in the normal course of business that we intend to defend vigorously. However, our defense of these actions may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

Pending and future litigation and disputes arising over patent infringement claims, commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of our technical and management resources, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could adversely affect our business, financial condition and operating results.

Our effective tax rates may increase in the future, which could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryovers, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. If our effective tax rate increases in future periods, our operating results could be adversely affected.

Changes in environmental rules and regulations could increase our costs and impact our future operating results.

Certain of our products are subject to international laws restricting the presence of certain substances in electronic products. Legislation enacted by the European Union (“EU”) mandates that certain electronic products manufactured or supplied into the EU be lead-free by July 2006. Further, production of products in certain countries requires us to provide consumers with the ability to return product at the end of its useful life, and places responsibility for environmentally safe disposal or recycling with the producer.

The EU has finalized the Waste Electrical and Electronic Equipment Directive (“WEEE”), which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of covered products. EU member states were to have enacted legislation to transpose the directive into law by August 2004. Producers are to be financially responsible under the WEEE legislation beginning in August 2005. To date, specific legal requirements have not been finalized by most member states, therefore, it is not possible to determine the financial impact of complying with the WEEE directive.

Similar environmental legislation may be enacted in other geographies, including federal and state legislation in the United States, the cumulative impact of which could be significant. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even if not subject to regulations imposed by local governments. Although Logitech does not anticipate any material adverse effects in the future based on the nature of its operations and the thrust of such laws, there is no assurance that such existing laws or future laws will not have a material adverse effect on us.

We are exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Further, Section 404 requires the company’s independent public accountants to attest to and report on management’s evaluation of those controls. As a foreign private issuer, we are not required to comply with the requirements of Section 404 until our fiscal year ending March 31, 2006. We are currently in the process of documenting and testing our internal controls over financial reporting to comply with the requirements of Section 404. As a result, we are committing substantial time and resources to evaluate and assess the effectiveness of our internal controls. During this process, we may identify deficiencies in our system of internal controls over financial reporting that may require remediation. Our evaluation and testing is ongoing, and there can be no assurance that we will not identify significant deficiencies or material weaknesses that would require remediation.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, British pound sterling, Taiwanese dollar, Swiss franc, Japanese yen, Chinese renminbi yuan and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily non-functional currency-denominated assets and liabilities. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared to the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Swiss franc	$5,200	$(473)	$578
U.S. dollar	Japanese yen	8,243	(749)	916
U.S. dollar	Taiwanese dollar	(2,865)	260	(318)
U.S. dollar	Singapore dollar	742	(67)	82
U.S. dollar	Canadian dollar	2,376	(216)	264
U.S. dollar	Chinese renminbi yuan	75,866	(6,897)	8,430
U.S. dollar	Mexican peso	928	(84)	103
Euro	British pound sterling	7,218	(656)	802
Euro	Hungarian forint	(1,035)	94	(115)
Euro	Polish zloty	932	(85)	104
Euro	Swedish kroner	(1,018)	93	(113)

		$96,587	$(8,780)	$10,733

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency. Since last year, China has been under international pressure to revalue its currency, which certain of its trading partners assert is undervalued. Speculation that the Chinese government will concede to international pressure and revalue its currency in the near future, has persisted this year. The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in RMB. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollar. To hedge against a potential appreciation of the RMB, the Company has transferred a portion of its cash investments to RMB accounts, and as a result its net assets held in RMB has increased from $5.5 million at March 31, 2004 to $75.9 million at December 31, 2004. Under China’s existing current exchange rate system, the RMB is pegged to the U.S. dollar, accordingly the Company’s exposure to exchange rate changes for net assets held in RMB is limited.

On June 8, 2001 the Company sold CHF 170 million ($95.6 million based on exchange rates at the time of issue) Swiss franc denominated 1% Convertible Bonds which mature in June 2006. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. As of December 31, 2004, the carrying amount of the convertible bonds was $155.4 million, which reflects appreciation of the Swiss franc against the U.S. dollar since June 8, 2001 with an impact on the carrying amount of $59.8 million and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss franc, the increase in the cumulative translation adjustment component of shareholders’ equity would be $13.6 million. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, a decrease of approximately $16.7 million would occur in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. As of December 31, 2004, the notional amount of forward foreign exchange contracts outstanding for forecasted inventory exposures was $32.8 million. These forward contracts generally mature within three months. Deferred realized losses totaled $.6 million at December 31, 2004 and are expected to be reclassified to cost of goods sold when the related inventory is sold. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of $2.7 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, a $3.9 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

The interest rate on the Company’s long-term debt is fixed. A change in interest rates, therefore, has no impact on interest expense or cash flows with respect to its long-term obligations.

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the December 31, 2004 and March 31, 2004 period end rates would not have a material effect on the Company’s results of operations or cash flows.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Registered Public Accounting Firm Services

We currently engage PricewaterhouseCoopers SA (“PwC”) as our independent registered public accounting firm. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC performs the following non-audit services, all of which have been approved by our Audit Committee of the Board of Directors: tax planning and compliance advice, advising on potential acquisitions and other transactions, consultations regarding stock-based compensation, expatriate tax services and the implementation of Section 404 of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 6-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of December 31, 2004 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Controls

During the period covered by this report, no changes in the Company’s internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

/s/ Kristen M. Onken
Kristen M. Onken
Chief Financial Officer,
Chief Accounting Officer,
and U.S. Representative

February 7, 2005